SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 8)

Under the Securities Exchange Act of 1934

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

(Name of Issuer)

Limited Partnership Units

(Title of Class of Securities)

G16252101

(CUSIP Number)

Justin Beber
Brookfield Asset Management Inc.
Brookfield Place
181 Bay Street, Suite 300
Toronto, Ontario M5J 2T3
(416) 956-5182

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 17, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. G16252101		SCHEDULE 13D

1	Names of Reporting Persons BROOKFIELD ASSET MANAGEMENT INC.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ — Joint Filing

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 LIMITED PARTNERSHIP UNITS

	8	Shared Voting Power 122,202,637 LIMITED PARTNERSHIP UNITS[1]

	9	Sole Dispositive Power 0 LIMITED PARTNERSHIP UNITS

	10	Shared Dispositive Power 122,202,637 LIMITED PARTNERSHIP UNITS[1]

11	Aggregate Amount Beneficially Owned by Each Reporting Person 122,202,637 LIMITED PARTNERSHIP UNITS

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 29.4% OF THE OUTSTANDING LIMITED PARTNERSHIP UNITS

14	Type of Reporting Person (See Instructions) CO

1 This amount includes 73,395 limited partnership units (“Units”) of Brookfield Infrastructure Partners L.P. (the “Partnership”) owned by BIG Holdings L.P. and 176,250 Units owned by BAM Infrastructure Group L.P., each a wholly-owned subsidiary of Brookfield Asset Management Inc. (“Brookfield”). This amount also includes 100,262,992 redeemable partnership units of Brookfield Infrastructure L.P. (“RPUs”) owned by BIP REU Holdings (2015) L.P., a wholly-owned subsidiary of Brookfield, 15,562,000 RPUs owned by BIP REU Holdings (2016) L.P., a wholly-owned subsidiary of Brookfield, and 6,128,000 RPUs owned by BIP Holdings Sub LP, a wholly-owned subsidiary of Brookfield.

CUSIP No. G16252101		SCHEDULE 13D

1	Names of Reporting Persons PARTNERS VALUE INVESTMENTS LP

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ — Joint Filing

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,163,986 LIMITED PARTNERSHIP UNITS

	8	Shared Voting Power 0 LIMITED PARTNERSHIP UNITS

	9	Sole Dispositive Power 1,163,986 LIMITED PARTNERSHIP UNITS

	10	Shared Dispositive Power 0 LIMITED PARTNERSHIP UNITS

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,163,986 LIMITED PARTNERSHIP UNITS

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0.4% OF THE OUTSTANDING LIMITED PARTNERSHIP UNITS

14	Type of Reporting Person (See Instructions) PN

CUSIP No. G16252101		SCHEDULE 13D

1	Names of Reporting Persons PARTNERS LIMITED

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ — Joint Filing

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 38,102 LIMITED PARTNERSHIP UNITS

	8	Shared Voting Power 123,366,623 LIMITED PARTNERSHIP UNITS

	9	Sole Dispositive Power 38,102 LIMITED PARTNERSHIP UNITS

	10	Shared Dispositive Power 123,366,623 LIMITED PARTNERSHIP UNITS

11	Aggregate Amount Beneficially Owned by Each Reporting Person 123,404,725 LIMITED PARTNERSHIP UNITS

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 29.7% OF THE OUTSTANDING LIMITED PARTNERSHIP UNITS

14	Type of Reporting Person (See Instructions) CO

CUSIP No. G16252101	SCHEDULE 13D

Explanatory Note

This Amendment No. 8 (this “Amendment No. 8”) to Schedule 13D is being filed to reflect the closing on July 17, 2019 of the previously announced equity offering of the Partnership, which included a concurrent private placement (the “Private Placement”) to Brookfield of 6,128,000 RPUs of Brookfield Infrastructure L.P. (“Holding LP”), which are exchangeable for limited partnership units of the Partnership (the “Units”) under certain circumstances. The additional RPUs were issued to BIP Holdings Sub LP, a wholly-owned subsidiary of Brookfield.

Information reported in the original Schedule 13D remains in effect except to the extent that it is amended or superseded by information contained in this Amendment No. 8.

Item 2.         Identity and Background

Item 2 of Schedule 13D is hereby amended and supplemented as follows:

Schedules I, II and III hereto set forth a list of all the directors and executive officers (the “Scheduled Persons”), and their respective principal occupations, addresses, and citizenships, of each of Brookfield, PVI Management Inc., as general partner of Partners Value Investments LP (“Value Investments”), and Partners Limited (“Partners”), respectively.

Item 3.         Source and Amount of Funds or Other Consideration

Item 3 of Schedule 13D is hereby supplemented as follows:

In connection with the Private Placement, Brookfield and the Partnership entered into a subscription agreement, dated as of July 12, 2019 (the “Subscription Agreement”), which provided for the purchase by Brookfield of 6,128,000 RPUs, deliverable at closing on or about July 17, 2019.

Item 4.         Purpose of Transaction

Item 4 of Schedule 13D is hereby supplemented as follows:

The Subscription Agreement provided for the purchase by Brookfield of 6,128,000 RPUs for the purpose of increasing its investment in the Partnership.

Item 5.         Interest in Securities of the Issuer

Items 5(a)—(b) of Schedule 13D are hereby amended as follows:

(a)-(b)                  As of the date hereof, Value Investments may be deemed to be the beneficial owner of 1,163,986 Units, and such Units constitute approximately 0.4% of the issued and outstanding Units based on the number of Units outstanding as of July 17, 2019. Assuming that all of the redeemable partnership units of Holding LP were exchanged for Units pursuant to the redemption-exchange mechanism, as of the date hereof, Brookfield may be deemed to be the beneficial owner of 122,202,637 Units and Partners may be deemed to be the beneficial owner of 123,404,725 Units, and such Units would constitute approximately 29.4% and 29.7%, respectively, of the issued and outstanding Units based on the number of Units outstanding as of July 17, 2019. The Units deemed to be beneficially owned by Partners include 38,102 Units owned by Partners and the Units deemed to be beneficially owned by each of Brookfield and Value Investments. Brookfield may hold the Units directly or in one or more wholly-owned subsidiaries. Partners may be deemed to have shared power (with each of Brookfield and Value Investments) to vote or direct the vote of the Units beneficially owned by it or to dispose of such Units other than 38,102 Units with respect to which it has sole voting and investment power.

Item 5(c) of Schedule 13D is hereby amended as follows:

(c)                                      During the past sixty (60) days, Value Investments has sold Units in open-market transactions or block trades reported on the Toronto Stock Exchange. The transaction dates, number of Units sold and prices per Unit during that period are as follows:

Date	Units Sold	Price Per Unit (before commission) (in U.S. dollars)
5/21/2019	26,500	$41.5945
5/22/2019	30,000	$41.6142
5/23/2019	59,900	$41.8867
5/24/2019	24,800	$42.2219
5/27/2019	47,200	$42.3553
5/28/2019	39,700	$42.7719
5/29/2019	26,600	$42.1836
5/30/2019	35,000	$41.6540
5/31/2019	50,000	$41.3308
6/3/2019	11,486	$41.3139
6/24/2019	126,600	$42.5233
6/25/2019	111,400	$42.0795
6/26/2019	206,500	$42.3631
6/27/2019	55,500	$42.5611

Item 7.         Material to be Filed as Exhibits.

Exhibit 8	Subscription Agreement dated July 12, 2019 by and between Brookfield Asset Management Inc. and Brookfield Infrastructure L.P.
Exhibit 9	Joint Filing Agreement, dated July 17, 2019, among Brookfield Asset Management Inc., Partners Limited, and Partners Value Investments LP.

CUSIP No. G16252101	SCHEDULE 13D

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies as to itself that the information set forth in this statement is true, complete and correct.

Dated:  July 17, 2019

BROOKFIELD ASSET MANAGEMENT INC.

By:	/s/ Kathy Sarpash
	Name:	Kathy Sarpash
	Title:	Vice President

PARTNERS VALUE INVESTMENTS LP, by its general partner, PVI MANAGEMENT INC.

By:	/s/ C. Leslie Yuen
	Name:	C. Leslie Yuen
	Title:	Director, Finance

PARTNERS LIMITED

By:	/s/ Brian Lawson
	Name:	Brian Lawson
	Title:	President

SCHEDULE I

BROOKFIELD ASSET MANAGEMENT INC.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

M. Elyse Allan, Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Former President and Chief Executive Officer of General Electric Co.	U.S.A. and Canada

Jeffrey M. Blidner, Vice Chairman and Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Vice Chairman of Brookfield	Canada

Angela F. Braly, Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Former Chair, President and Chief Executive Officer of WellPoint Inc.	U.S.A.

Jack L. Cockwell, Director	51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Corporate Director	Canada

Marcel R. Coutu, Director	Suite 1700, 335 8th Ave. S.W., Calgary, Alberta T2P 1C9 Canada	Former President and Chief Executive Officer of Canadian Oil Sands Limited	Canada

Murilo Ferreira, Director	Rua General Venãncio Flores, 50 Cob 01, Leblon Rio de Janeiro	Former Chief Executive Officer of Vale SA	Brazil

J. Bruce Flatt, Director and Managing Partner and Chief Executive Officer	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner and Chief Executive Officer of Brookfield	Canada

Robert J. Harding, Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Former Chair of Brookfield	Canada

Maureen Kempston Darkes, Director	10 Avoca Avenue, Unit 1904, Toronto, Ontario M4T 2B7	Corporate Director and former President, Latin America, Africa and Middle East, General Motors Corporation	Canada

Brian W. Kingston, Managing Partner	250 Vesey Street, 15th Floor, New York, NY 10281-1023 U.S.A.	Managing Partner of Brookfield	Canada

Brian D. Lawson, Director, Managing Partner and Chief Financial Officer	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Director, Managing Partner and Chief Financial Officer of Brookfield	Canada

Cyrus Madon, Managing Partner	181 Bay Street, Suite300, Toronto, Ontario M5J 2T3, Canada	Managing Partner of Brookfield	Canada

Frank J. McKenna, Director	TD Bank Group, P.O. Box 1, TD Centre, 66 Wellington St. West, 4th Floor, TD Tower, Toronto, Ontario M5K 1A2, Canada	Chair of Brookfield and Deputy Chair of TD Bank Group	Canada

Rafael Miranda, Director	C/Principe de Viana 9 28023 Madrid, Spain	Corporate Director and Former Chief Executive Officer of Endesa, S.A.	Spain

Timothy Price, Director	51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Chairman, Brookfield Funds	Canada.

Lord Augustine Thomas O’Donnell, Director	Frontier Economics 71 High Holborn, London U.K. WC1V 6DA	Chairman of Frontier Economics and senior advisor to Brookfield in Europe	United Kingdom

Lori Pearson, Managing Partner and Chief Operating Officer	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner and Chief Operating Officer of Brookfield	Canada

Samuel J.B. Pollock, Managing Partner	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner of Brookfield	Canada

Seek Ngee Huat, Director	501 Orchard Road, #08 — 01 Wheelock Place, Singapore 238880	Former Chair of the Latin American Business Group, Government of Singapore Investment Corporation	Singapore

Sachin G. Shah, Managing Partner	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner of Brookfield	Canada

Diana L. Taylor, Director	c/o Bloomberg Philanthropies 25 East 78th Street New York, N.Y. 10075	Former Vice Chair, Solera Capital LLC	U.S.A. and Canada

Justin Beber, Managing Partner, Head of Corporate Strategy and Chief Legal Officer	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Head of Corporate Strategy and Chief Legal Officer of Brookfield	Canada

SCHEDULE II

PVI MANAGEMENT INC., as General Partner of

PARTNERS VALUE INVESTMENTS LP

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

James L.R. Kelly, Director	Hwy.#26, West at 7th Line, P.O. Box 3394, Meaford, Ontario N4L 1A5	President at Earth Power Traction and Equipment Inc.	Canada

Edward C. Kress, Director	51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1	Corporate Director	Canada

Brian D. Lawson, Director, President and Chief Executive Officer	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Director, Managing Partner and Chief Financial Officer of Brookfield	Canada

Frank N.C. Lochan, Chairman	15 Ennisclare Dr. E., Oakville, Ontario L6J 4N3	Corporate Director	Canada

Ralph J. Zarboni, Director	Rossiter Ventures Corporation 7357 Woodbine Ave., Suite 412 Markham, Ontario L3R 6L3	President of Rossiter Ventures Corporation	Canada

C. Leslie Yuen, Director, Finance	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Director, Finance of BAM	Canada

Loretta Corso, Corporate Secretary	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Administrator, Corporate Secretary of Brookfield	Canada

Bryan Sinclair, Senior Associate	Bay Adelaide Centre, 333 Bay Street, Suite 1610, Toronto, Ontario M5H 2R2	Vice President at Trisura Group Ltd.	Canada

SCHEDULE III

PARTNERS LIMITED

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

Jack. L. Cockwell, Director and Chairman	51 Yonge Street, Suite 400 Toronto, Ontario M5E 1J1, Canada	Corporate Director	Canada

Brian W. Kingston, Director	250 Vesey Street, 15th Floor, New York, NY 10281-1023 U.S.A.	Managing Partner of Brookfield	Canada

Brian D. Lawson, Director and President	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Director, Managing Partner and Chief Financial Officer of Brookfield	Canada

Timothy Price, Director	51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Chairman, Brookfield Funds	Canada

Cyrus Madon, Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner of Brookfield	Canada

Samuel J.B. Pollock, Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner of Brookfield	Canada

Sachin G. Shah, Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner of Brookfield	Canada

Lisa Chu, Treasurer	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Vice President of Brookfield	Canada

Loretta Corso, Secretary	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Administrator, Corporate Secretary of Brookfield	Canada

Brad Rusheleau, Assistant Secretary	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Manager of Brookfield	Canada